As filed with the Securities and Exchange Commission on April 4, 2005

Registration No. 333-103545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SLM FUNDING LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6189 (Primary Standard Industrial Classification Code Number)	52-0974271 (I.R.S. employer identification no.)

12061 Bluemont Way

V3419

Reston, VA 20190

(703) 810-3000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Robert Lavet, Esquire

c/o Sallie Mae, Inc.

12061 Bluemont Way

V3419

Reston, VA 20190

(703) 810-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Reed Auerbach, Esquire McKee Nelson LLP 5 Times Square, 35th Floor New York, NY 10036 (917) 777-4400	Charles E. Bryan, Esquire Cadwalader, Wickersham & Taft LLP 1201 F Street, N.W., Suite 1100 Washington, DC 20004 (202) 862-2200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Registration fees were paid at the time of filing the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 is being filed for the sole purpose of correcting an omission of certain fees and expenses in Part II - Item 14. “Other Expenses of Issuance and Distribution” of the Registration Statement that were inadvertently excluded from such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution*

The following table sets forth the expenses payable by us in connection with the offering of the securities being registered herein. They are estimated as follows:

SEC registration fee	$5,885,000
Legal fees and expenses	4,000,000
Accounting fees and expenses	300,000
Blue Sky fees and expenses	300,000
Rating agency fees	10,000,000
Eligible Lender Trustee fees and expenses	250,000
Indenture Trustee fees and expenses	250,000
Printing expenses	3,000,000
Miscellaneous	200,000

Total	$24,785,000

*	All amounts other than the Securities and Exchange Commission registration fee are aggregate estimates of the costs and expenses incurred or to be incurred in connection with the issuance and distribution of separate series of Securities to be offered from time to time.

Item 15.    Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act, as amended (6 Del. C. Section 18-101 et seq.), empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Section 20 of the Limited Liability Company Operating Agreement of SLM Funding LLC, dated as of January 1, 2003, provides as follows:

(a)    No Member, Officer, Manager, employee or agent of the Company and no employee, representative, agent or Affiliate of the Member (collectively, the “Covered Persons”) shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

(b)    To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions, provided, any indemnity under this Section 20 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

(c)    To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d)    A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(e)    To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto, to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(f)    The foregoing provisions of this Section 20 shall survive any termination of this Agreement.

Item 16.    Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit No.	Description of Document

1.1	Form of Underwriting Agreement for Notes†

1.2	Form of Pricing Agreement for Notes (included as Annex 1 to Exhibit 1.1)†

1.3	Form of Underwriting Agreement for Certificates†

1.4	Form of Pricing Agreement for Certificates (included as Annex 1 to Exhibit 1.3)†

3.1	Form of Certificate of Trust for the SLM Student Loan Trusts (included as Exhibit B to Exhibit 4.2)†

3.2	Certificate of Formation of SLM Funding LLC*

3.3	Limited Liability Company Operating Agreement of SLM Funding LLC*

4.1	Form of Indenture among the Trust, the Eligible Lender Trustee and the Indenture Trustee†

4.2	Form of Trust Agreement among SLM Funding LLC, the Eligible Lender Trustee and the Indenture Trustee†

4.3	Form of Interim Trust Agreement between SLM Funding LLC and the Interim Eligible Lender Trustee†

4.4	Form of Note†

4.5	Form of Certificate†

4.6	Form of Excess Distribution Certificate (to be included as an exhibit to Exhibit 4.2)

5.1	Opinion of Robert Lavet, Esq. with respect to legality†

8.1	Opinion of Shearman & Sterling LLP with respect to tax matters†

8.2	Opinion of Richards, Layton & Finger, Delaware tax counsel with respect to certain Delaware tax matters†

23.1	Consent of Robert Lavet, Esq. (to be included as part of Exhibit 5.1)†

23.2	Consent of Shearman & Sterling LLP (to be included as part of Exhibit 8.1)†

23.3	Consent of Richards, Layton & Finger, Delaware tax counsel (to be included as part of Exhibit 8.2)

24.1	Power of Attorney for SLM Funding LLC**

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee†

Exhibit No.	Description of Document

99.1	Form of Sale Agreement among SLM Funding LLC, the Trust, the Interim Eligible Lender Trustee and the Eligible Lender Trustee†

99.2	Form of Servicing Agreement among the Trust, the Servicer, the Administrator, the Eligible Lender Trustee and the Indenture Trustee†

99.3	Form of Purchase Agreement among SLM Funding LLC, SLM Education Credit Finance Corporation and the Interim Eligible Lender Trustee†

99.4	Form of Administration Agreement among SLM Funding LLC, the Trust, the Eligible Lender Trustee, the Indenture Trustee, the Administrator and the Servicer†

99.5	Form of Remarketing Agreement among the Trust, the Administrator and the Remarketing Agents†

*	Incorporated by reference to Post-Effective Amendment No. 1 to registrant’s registration statement on Form S-3 (File No. 333-97247).
**	Incorporated by reference to registrant’s registration statement on Form S-3 (File No. 333-103545).
†	Previously filed.

Item 17.    Undertakings.

(a) As to Rule 415:

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to each underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by that underwriter to permit prompt delivery to each purchaser.

(d)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)    The Registrant hereby undertakes to file an application for the purposes of determining the eligibility of the Indenture Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SLM Funding LLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia on the 4th day of April, 2005.

SLM FUNDING LLC By: SLM Corporation

By:	/s/ JOHN F. REMONDI
John F. Remondi Executive Vice President, Finance

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ JOHN F. REMONDI (John F. Remondi)	President (Principal Executive Officer) and Manager	April 4, 2005

/s/ WILLIAM M.E. RACHAL, JR. * (William M.E. Rachal, Jr. )	Treasurer (Principal Accounting Officer)	April 4, 2005

/s/ C. E. ANDREWS * (C. E. Andrews)	Chief Financial Officer (Principal Financial Officer) and Manager	April 4, 2005

/S/ TIM J. FITZPATRICK * (Tim J. Fitzpatrick)	Manager	April 4, 2005

(Victor A. Duva)	Manager

(Kenneth J. Uva)	Manager

* By:	/S/ JOHN F. REMONDI
Attorney-in-Fact